Mission Brewery, Inc.

Financial Statements
Year Ended October 31, 2016

Mission Brewery, Inc.

Contents



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Mission Brewery, Inc.
San Diego, CA

We have reviewed the accompanying balance sheet of Mission Brewery, Inc. as of October 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 30, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Mission Brewery, Inc.

Balance Sheets

October 31,		2016		2015
Assets				
Current Assets				
Cash and cash equivalents	$	**627,071**	$	285,714
Accounts receivable - net		**381,326**		462,903
Inventories - net		**538,871**		259,427
Prepaid expenses and other current assets		**48,829**		25,144
Total current assets		**1,596,097**		1,033,189
Fixed Assets - Net		**1,595,052**		1,032,358
Other Assets - Net		**105,078**		124,000
	$	**3,296,227**	$	2,189,548
Liabilities and Stockholders' Equity				
Current Liabilities				
Convertible notes payable	$	**-**	$	-
Current portion of notes payable		**-**		-
Accounts payable		**397,777**		720,717
Accrued expenses and other current liabilities		**422,556**		111,458
Line of Credit		**-**		348,550
Total current liabilities		**820,332**		1,180,725
Long-Term Liabilities				
Non-Current Notes Payable	$	**3,869,624**	$	974,000
Non-Current Notes Payable - Related Party	$	**1,162,423**	$	1,064,484
Deferred Rent		**272,833**		290,940
Total long-term liabilities		**5,304,880**		2,329,424
Total liabilities		**6,125,212**		3,510,149
Commitments and Contingencies (Note 10)				
Stockholders' Equity				
Common stock; $.0001 par value; 10,000,000 shares authorized as of October 31, 2016 and 2015; 3,538,677 and 3,287,492 shares issued and outstanding as of October 31, 2016 and 2015		**35,387**		32,875
Additional paid-in capital		**3,435,098**		2,751,048
Accumulated deficit		**(6,299,469)**		(4,104,525)
Total stockholders' equity		**(2,828,984)**		(1,320,602)
	$	**3,296,227**	$	2,189,548

The accompanying notes are an integral part of these financial statements.

4

Mission Brewery, Inc.

Statements of Operations

October 31,		2016		2015
Sales - Net	$	4,513,460	$	4,619,930
Cost of sales		3,920,747		3,409,288
Gross Profit		592,712		1,210,642
Operating Expenses				
General and administrative		1,336,475		874,931
Marketing		156,974		110,924
Sales Exp		711,965		467,336
Loss from Operations		(1,612,701)		(242,550)
Other Income (Expense)				
Gain (Loss) on Sales of Equipment		(6,636)		-
Depriciation and Amortization Expense		(308,774)		(249,724)
Interest Expense		(277,831)		(181,169)
Other Expense		12,589		(11,786)
Total Other Income (Expense)		(580,652)		(442,679)
Loss Before Income Taxes		(2,193,354)		(685,229)
Income tax provision		1,600		-
Net Loss	$	(2,194,954)	$	(685,229)

The accompanying notes are an integral part of these financial statements.

Mission Brewery, Inc.

Statements of Stockholders' Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at October 31, 2014	3,082,278 $	30,823 $	2,749,417 $	(3,419,287) $	(639,048)
Issuance of common stock	205,214	2,052	1,632	-	3,684
Debt discount associated with warrants	-	-	-	-	-
Debt convertible into stock	-	-	-	-	-
Exercise of warrants/stock options	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-
Net loss	-	-	-	(685,229)	(685,229)
Balance at October 31, 2015	3,287,492	32,875	2,751,048	(4,104,516)	(1,320,593)
Issuance of common stock	247,281	2,473	673,158	-	675,631
Debt discount associated with warrants	-	-	-	-	-
Debt convertible into stock	-	-	-	-	-
Exercise of warrants/stock options	3,904	39	10,892	-	10,931
Stock-based compensation expense	-	-	-	-	-
Net loss	-	-	-	(2,194,954)	(2,194,954)
Balance at October 31, 2016	3,538,677 $	35,387 $	3,435,098 $	(6,299,469) $	(2,828,984)

The accompanying notes are an integral part of these financial statements.

6

Mission Brewery, Inc.

Statements of Cash Flows

Year Ended December 31,		2016		2015
Cash Flows From Operating Activities				
Net loss	$	(2,194,954)	$	(685,229)
Adjustments to reconcile net loss to net cash provided by				
(used in) operating activities:				
Stock-based compensation		-		-
Depreciation and amortization		308,774		249,724
Excess and obsolete inventory reserve		-		-
Bad debt expense		-		-
Amortization of debt discount		-		-
Loss on disposition of equipment		6,636		-
Interest income on promissory notes receivable - related party		-		-
Interest on deferred salaries - related party		-		-
Stock issued for services		-		-
Interest on convertible notes payable		-		-
Increase (decrease) in cash resulting from changes in:				
Accounts receivable		81,577		(286,115)
Inventories		(279,444)		(46,419)
Prepaid expenses and other current assets		(23,685)		(4,474)
Accounts payable		(322,940)		279,351
Accrued expenses and other liabilities		311,097		16,677
Deferred salaries - related party		-		
Net cash provided by (used in) operating activities		(2,112,939)		(476,484)
Cash Flows From Investing Activities				
Purchases of fixed assets		(878,104)		(361,546)
Purchases of intangible assets		(11,454)		(38,838)
Advances on promissory notes receivable - related party		-		
Proceeds from repayment of promissory note receivable		-		
Proceeds from sale of fixed assets		-		-
Net cash used in investing activities		(889,558)		(400,384)
Cash Flows From Financing Activities				
Proceeds from issuance of note payable		3,900,000		1,298,550
Principal payments on notes payable		(1,242,718)		(275,621)
Proceeds from stock option exercises		-		
Proceeds from issuances of common stock		686,571		3,675
Proceeds from issuances of convertible notes payable		-		-
Net cash provided by financing activities		3,343,853		1,026,604
Net Increase in Cash and Cash Equivalents		341,356		149,736
Cash and Cash Equivalents at Beginning of Year		285,714		135,979
Cash and Cash Equivalents at End of Year	$	627,071	$	285,714

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:				
Interest	$	188,341	$	166,074
Income taxes	$	1,600	$	-
Noncash Investing and Financing Activities:				
Debt converted into common stock	$	-	$	-
Issuance of note receivable for exercise of stock options	$	-	$	-
Beneficial conversion feature and debt discount associated				
with convertible debt issued with warrants	$	-	$	-
Common stock issued for services rendered	$	-	$	-

The accompanying notes are an integral part of these financial statements.

7

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Nature of operations

Mission Brewery, Inc. ("the Company") was incorporated in the state of California on December 18, 2007. The Company develops, manufactures and distributes craft beer. The Company focuses on creating unique recipes of high quality and drinkability. The Company's primary customer base is located in the United States.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the useful lives of long-lived assets, the assumptions used to value stock-based compensation and warrants. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at original invoice amount. The Company estimates an allowance for doubtful accounts for potential credit losses that are expected to be incurred, based on historical information and specific identification. Receivables deemed uncollectible are written off to bad debt expense. As of October 31, 2016, there was no allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost includes raw materials, direct labor, and manufacturing overhead and is determined using the first-in, first-out (FIFO) method.

Fixed assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term. The estimated useful life of fixed assets range between 3 to 10 years.

Mission Brewery, Inc.

Notes to the Financial Statements

Impairment of long-lived assets	In accordance with authoritative guidance related to accounting for the impairment or disposal of long-lived assets, management reviews the Company's long-lived asset groups, including property and equipment, for impairment whenever events indicate that their carrying amount may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates whether future undiscounted net cash flows will be less than the carrying amount of the assets and adjusts the carrying amount of its assets to fair value. Management has determined that no impairment of its long-lived assets occurred in 2016.
Revenue recognition	In accordance with authoritative guidance related to revenue recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured, which generally occurs upon shipment to the customer.
Research and development	The Company is actively engaged in new product development efforts. Research and development expense relating to possible future products is expensed as incurred.
Advertising	The Company expenses advertising costs as incurred. Advertising expense was approximately $157,000 for 2016.
Shipping and handling costs	The Company records shipping and handling costs charged to customers as revenue and shipping and handling costs to cost of sales as incurred.
Stock options	The Company accounts for stock options issued to employees in accordance with the authoritative guidance on stock compensation. Under this guidance, stock based compensation cost is measured at the grant date, based on the calculated fair value of the award. The cost is recognized as an expense, under the straight-line method, over the employee's requisite service period, which is generally the vesting period of the equity grant.
Income taxes	Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the combination of the tax payable

Mission Brewery, Inc.

Notes to the Financial Statements

for the year and the change during the year in deferred tax assets and liabilities.

Excise Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB. Excise taxes due to federal agencies are not collected from customers, but rather are the Company's responsibility. Individual states also impose excise taxes on alcoholic beverages in varying amounts. Excise tax expense is recorded net against revenue.

New accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts with customers. ASU No. 2014-09 was originally effective for annual reporting periods beginning after December 15, 2017, with no early application permitted. In July 2015, the FASB deferred implementation of this guidance, making it effective for annual reporting periods beginning after December 15, 2018, and is required to be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact, if any, that adoption will have on the financial statements.

In July 2015, the FASB issued ASU No. 2015-11, *Simplifying Measurement of Inventory*. The update requires measurement of most inventory "at the lower of cost and net realizable value", and applies to all entities that recognize inventory within the scope of Accounting Standards Codification ("ASC") 330, except for inventory measured under the last-in, first-out ("LIFO") method or the retail inventory method ("RIM"). ASU No. 2015-11 requires prospective application and represents a change in

Mission Brewery, Inc.

Notes to the Financial Statements

New accounting pronouncements, cont'd

accounting principle. The update is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for financial statements that have not been previously issued. The Company is currently evaluating the impact, if any, that adoption will have on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which requires an entity to recognize lease assets and lease liabilities on the balance sheet for leases with terms of more than 12 months and to disclose key information about leasing arrangements. The new guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The guidance is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. The Company is currently evaluating the impact, if any, that adoption will have on the financial statements.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting*. The new guidance simplifies several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. ASU No. 2016-09 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact, if any, that adoption will have on the financial statements.

In August 2016, the FASB issued ASU No. 2016-15, *Classification of Certain Cash Receipts and Cash Payments*. ASU No. 2016-15 provides new guidance related to the classification of certain cash receipts and cash payments on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact, if any, that adoption will have on the financial statements.

2. Inventories

Inventories consisted of the following:

October 31,	**2016**
Raw materials	$ **361,757**
Work in process	**72,359**

Mission Brewery, Inc.

Notes to the Financial Statements

Finished Goods	104,755
	$ 538,781

3. Fixed Assets

Fixed assets consisted of the following:

October 31,	2016
Brewing equipment	$ 1,952,335
Leasehold improvements	754,713
Other machinery & equipment	141,122
Furniture and fixtures	7,948
	2,856,118
Less accumulated depreciation	(1,261,066)
	$ 1,595,052

Depreciation expense was approximately $299,000 for 2016.

4. Notes Payable-Non-Related Party

Notes payable-Non-Related Party consisted of the following as of October 31, 2016:

October 31,	2016
Secured note payable to a bank; interest at 5.00% per annum, net of deferred financing charges of $30,376 at October 31, 2016; payable in monthly interest payments beginning April 2016; payable in quarterly installments of $195,000 beginning May 2018 through March 2019.	$ 3,869,624
Less current portion	(0)
Long-term portion	$ 3,869,624

Future minimum principal payments on the note payable are as follows:

Mission Brewery, Inc.

Notes to the Financial Statements

Year Ending October 31,	
2017	$ -
2018	585,000
2019	3,315,000
2020	-
Total	$ 3,900,000

The bank agreement contains certain financial and non-financial covenants. At October 31, 2016, the Company was in compliance with all applicable covenant requirements.

5. Related Party Transactions

On July 19, 2013, March 6, 2014 and October 27, 2015, the Company entered secured promissory notes payable with Kenneth Little, a stockholder and director of the Company. Under the terms of the note agreements, interest accrues at 8.00% per annum; with all principal and interest due upon maturity in February 2019. At October 31, 2016, the total outstanding balance due under these secured promissory notes payable was $1,162,423. Interest expense related to these notes was approximately $95,000 during 2016.

Conversion. The 2015 note is convertible in situations which include Qualified Financing, Change of Control (liquidation, acquisition/merger, majority voting power), or upon written election of the holder at any time prior to the maturity date.

6. Stockholders' Equity

The Company is authorized to issue 10,000,000 shares of common stock. At October 31, 2016 and 2015, there were 3,538,677 and 3,287,492 shares of common stock issued and outstanding, respectively.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders.

Dividends. During 2016 the Company no paid dividends.

Warrants. At October 31, 2016 the company had outstanding warrants to purchase 122,005 shares of stock.

During 2012 the Company issued warrants to purchase a total of 95,028 shares of common stock with a term of seven years. 34,715 of the warrants have an exercise price of $1.86 per share. 30,702 of the warrants have an exercise price of $2.13 per share. 15,629 of the warrants have an exercise price of $2.33 per share. 13,982 of the warrants have an exercise price of $2.80. During 2016, 3,904 of the 2012 warrants were exercised at a price of $2.80, leaving 91,124 of the 2012 warrants unexercised.

During 2016 the Company issued warrants to purchase up to 30,881 shares of common stock. 23,735 of the warrants have an exercise price of $2.33 per share and a term of five years. 7,146 of the warrants have an exercise price of $4.3713 and a term of five years. None of the 2016 warrants have been exercised.

Stock Options. The Company may, upon approval of the Board of Directors, issue common stock to the Company's directors and employees. The fair value of shares was determined by management. Such value is recognized as expense over the requisite service period using the straight-line method. At October 31, 2016 the Company had 302,682 stock options authorized and 280,156 stock options outstanding to purchase shares of common stock. 50,000 of the outstanding options were issued to Dan Selis and have an exercise price of $3.49. All of the other outstanding options have an exercise price of $3.17.

7. Income Taxes

The Company accrued $1,600 with extensions to time to file.

The Company applies the authoritative guidance related to uncertain tax positions. This guidance does not have a significant impact on the financial statements. The Company's federal filings prior to October 31, 2015 and the Company's state filings prior to October 31, 2015 are no longer subject to examination.

8. Employee Benefit Plan

The Company does not currently offer any employee benefit plans.

Mission Brewery, Inc.

Notes to the Financial Statements

9. **Commitments and Contingencies**

Operating leases

The Company leases office space and equipment under non-cancelable operating leases. The facility lease contains certain rent escalation and option clauses. Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and the amounts paid under lease agreements is recorded as deferred rent in the accompanying balance sheet.

Rental expense under all operating lease agreements was approximately $474,000 for 2016.
Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Operating Leases cont'd

Year Ending October 31,	
2017	$ 542,697
2018	558,983
2019	575,747
2020	593,020
Total	$ 2,270,447

Litigation

In the normal course of business, the Company is occasionally named as a defendant in various claims. It is the opinion of management that the outcome of any claims would not materially affect the operations or the financial position of the Company.

10. **Concentrations**

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company grants unsecured credit to its customers.

15

Mission Brewery, Inc.

Notes to the Financial Statements

The Company maintains cash balances at various financial institutions primarily located in San Diego. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Customers

During 2016, the Company had one major customer that accounted for approximately 58% of the Company's total revenues. At October 31, 2016, the amount receivable from this customer was approximately $331,000.

11. Subsequent Events

The Company has evaluated subsequent events through May 30, 2017, which is the date the financial statements were available to be issued.